JOINT STATEMENT BY CANADIAN BANKS AND LIFE INSURANCE COMPANIES REGARDING ANNUAL MEETINGS IN 2021

TORONTO, ON, December 15, 2020 – This is a joint statement issued by BMO, CIBC, Canadian Western Bank, Laurentian Bank, National Bank, RBC, Scotiabank, TD Bank Group, Great-West Lifeco, Canada Life, Manulife and Sun Life. Each of us continues to actively monitor COVID-19 developments and the directives from public health and government authorities for group gatherings and social distancing. We have been taking a series of proactive precautionary measures to help protect the health and well-being of our employees, clients and communities. This degree of care and concern extends to all of our shareholders and policyholders, and we have been carefully considering alternatives for our respective annual meetings in 2021.

The health and well-being of our employees, clients, investors and communities is our collective priority. As a result of the anticipated ongoing impact of COVID-19, and in consideration of the evolving protocols from public health and government authorities, we have jointly obtained a court order that allows us to hold our annual meetings in 2021, in whole or in part, using electronic means. The order permits our meetings to be conducted over one or more of webcasting, teleconference or other electronic means, in each case in addition to, or instead of, an in-person meeting, and permits alternative means for distributing meeting materials. In March 2020, we jointly obtained a similar court order. We are considering ways to enhance the participant experience in 2021, leveraging the learnings from our respective 2020 annual meetings. The order was obtained because Canadian banks and insurance companies are not permitted to conduct an electronic annual meeting in lieu of an in-person meeting without relief from the court.

We believe these precautions are prudent measures to protect the health and well-being of our stakeholders, while supporting shareholder and policyholder engagement and their ability to attend and exercise their rights.

The specific arrangements for each annual meeting will be announced separately prior to the scheduled date. We encourage our shareholders and policyholders to visit our websites in advance of our annual meetings for the most current information.

Bank of Montreal
BMO Life Assurance Company
Media Relations
Paul Gammal
(416) 867-3996
paul.gammal@bmo.com

Investor Relations
Bill Anderson
(416) 867-7834
bill2.anderson@bmo.com

The Bank of Nova Scotia
Media Relations
Laura Mergelas
(437) 244-7863 (m) | (416) 285-2639 (o)
laura.mergelas@scotiabank.com

Canadian Imperial Bank of Commerce
Media Relations
Trish Tervit
(416) 813-9119
trish.tervit@cibc.com

Laurentian Bank of Canada
Media Relations
Fabrice Tremblay
(438) 989-6070 (m)
(514) 284-4500 x 40020 (o)
fabrice.tremblay@blcgf.ca

Royal Bank of Canada
RBC Life Insurance Company
Media Relations
Gillian McArdle
(416) 842-4231
gillian.mcardle@rbc.com

Investor Relations
Asim Imran
(416) 955-7804
asim.imran@rbc.com

Canadian Western Bank
Investor Relations
Chris Williams
(780) 508-8229
chris.williams@cwbank.com

National Bank of Canada
Media Relations
Marie-Pierre Jodoin
(514) 394-4209
mariepierre.jodoin@nbc.ca

Investor Relations
Marianne Ratté
1-866-517-5455
investorrelations@nbc.ca /
relationsinvestisseurs@bnc.ca

The Toronto-Dominion Bank
Media Relations
Natasha Ferrari
(416) 400-9098
natasha.ferrari@td.com

Investor Relations
Gillian Manning
(416) 308-6014
gillian.manning@td.com

Great-West Lifeco Inc.
The Canada Life Assurance Company
Media Relations
Liz Kulyk
(204) 391-8515
media.relations@canadalife.com

Investor Relations
Deirdre Neary
(647) 328-2134
deirdre.neary@canadalife.com

Sun Life Financial Inc.
Sun Life Assurance Company of Canada
Media Relations
Rajani Kamath
(416) 979-6070
rajani.kamath@sunlife.com

Investor Relations
Leigh Chalmers
(647) 256-8201
investor.relations@sunlife.com

Manulife Financial Corporation
The Manufacturers Life Insurance Company
Media Relations
Gillian Earle
(289) 834-0862
gillian_earle@manulife.com

Investor Relations
Adrienne O'Neill
(416) 926-6997
adrienne_oneill@manulife.com